# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-23-001076
Filed by CIK 0001832413

## Reporting persons
- HCI Grove, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,111,110; sole dispositive power 0; shared dispositive power 1,111,110; aggregate amount beneficially owned 1,111,110 (3.1% of the class)
  Comment: Jason H. Karp is the sole Manager of HCI Grove, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- HCI Grove Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 362,000; sole dispositive power 0; shared dispositive power 362,000; aggregate amount beneficially owned 362,000 (1% of the class)
  Comment: Consists of a warrant to purchase an aggregate of 362,000 shares of the Class A Common Stock (on an adjusted basis, giving effect to the Reverse Stock Split), which is currently exercisable.
  
  Ross Berman is the sole Manager of HCI Grove Management, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- Jason H. Karp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,649,160; sole dispositive power 0; shared dispositive power 1,649,160; aggregate amount beneficially owned 1,649,160 (4.6% of the class)
  Comment: Consists of (i) 538,050 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, LLC, of which Mr. Karp is the sole Manager.
- Ross Berman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 556,000; sole dispositive power 0; shared dispositive power 556,000; aggregate amount beneficially owned 556,000 (1.6% of the class)
  Comment: Consists of (i) 194,000 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, LLC, of which Mr. Berman is the sole Manager.

## Item 1. Issuer
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California 94111

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by HCI Grove, LLC, HCI Grove Management, LLC, Jason H. Karp and Ross Berman (each, a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 807 West Ave., Austin TX 78701
Citizenship: Each of HCI Grove, LLC and HCI Grove Management, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Jason H. Karp and Ross Berman is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: See Row 9 of the cover page for each Reporting Person. As the Managers of HCI Grove, LLC and HCI Grove Management, LLC, Jason H. Karp and Ross Berman may be deemed to beneficially own the shares held by such entities.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

## Signatures
- HCI Grove, LLC: /s/ Jason H. Karp, Jason H. Karp/Manager (02/10/2025)
- HCI Grove Management, LLC: /s/ Ross Berman, Ross Berman/Manager (02/10/2025)
- Jason H. Karp: /s/ Jason H. Karp, Jason H. Karp (02/10/2025)
- Ross Berman: /s/ Ross Berman, Ross Berman (02/10/2025)